News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 9, 2025

Seabridge Gold’s KSM Project Petitions Proceedings Update:

Detailed Submissions Have Been Filed; One Petitioner Has Withdrawn

Toronto, Canada … Seabridge Gold Inc. ("Seabridge" or the "Company") (TSX:SEA, NYSE:SA) provided an update today on the next phase of the proceedings relating to the Petitions commenced in late 2024, challenging the British Columbia Environmental Assessment Office's ("EAO") decision granting Seabridge Gold's KSM project Substantially Started Designation ("SSD"). On July 29, 2024, the EAO determined that Seabridge's KSM project had been substantially started, ensuring that the project's Environmental Assessment Certificate is no longer subject to expiry.

Seabridge's written submissions have been filed, which expand on the Responses Seabridge filed in May 2025. The submissions set forth, detail our arguments regarding the sufficiency of the consultation and the observance of procedural fairness by the EAO in its process for making the SSD and that the granting of the SSD was not unreasonable.  Seabridge is also arguing that SkeenaWild Conservation Trust does not have standing and its Petition should be dismissed.  The BC Government also filed its written submissions on these matters concurrently with our filing.  The Petitions, the Responses from Seabridge and the BC Government, the most recent written submissions by all parties and our related news releases can be found here. The parties have scheduled the period from September 22 to October 1, 2025 for the court hearing.

Seabridge CEO Rudi Fronk stated, "We believe the arguments against the allegations in the Petitions are compelling. I continue to have confidence in the strength of our position against the Petitions and hope for a speedy decision by the Court. While this legal process continues, the SSD remains in effect."

In addition, in recent weeks the Southeast Alaska Indigenous Transboundary Commission, one of the two Petitioners who brought the second Petition challenging the SSD, has withdrawn from the proceedings.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com